Exhibit A

Identification of Reporting Persons which acquired the shares which are the subject of this report on Schedule 13G/A.

(1) Circle T Partners, L.P., is a private investment partnership formed under the laws of State of Delaware. Tobias GP, LLC is the General Partner of Circle T Partners L.P. Mr. Seth Tobias is the Managing Member of Tobias Capital L.P.

(2) Circle T Partners (QP), L.P. is a private investment partnership formed under the laws of State of Delaware. Tobias GP, LLC is the General Partner of Circle T Partners (QP), L.P. Mr. Seth Tobias is the Managing Member of Tobias GP, LLC.

(3) Circle T International, Ltd., is an international business company formed under the laws of the British Virgin Islands. Tobias Capital L.P.. is the Investment Manager of Circle T International, Ltd. Seth Tobias is the President of Tobias Capital, Inc., the general partner of Tobias Capital.

(4) Seth Tobias serves as the investment manager to a number of managed accounts with respect to the shares of Common Stock (as defined in Section 2(d)) directly owned by the managed accounts.

(5) JAG Multi-Investments LLC, a limited ability company formed under the laws of the State of Delaware, is a managed account. Tobias Bros. Inc. serves as the investment manager of this account and Mr. Seth Tobias is the president of Tobias Bros. Inc.